UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549


                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 3)*


                       RIO HOTEL & CASINO, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 767147101
           -----------------------------------------------------
                               (CUSIP Number)

 CHILTON INVESTMENT CO., INC., 320 PARK AVENUE, 22ND FLOOR NEW YORK, NY 10022
                ATTN: RICHARD L. CHILTON, JR. (212) 751-3596
---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              JANUARY 16, 1998
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 767147101                 Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF;OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,802,889

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,802,889

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,802,889

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.4%

14  TYPE OF REPORTING PERSON*

          IN



ITEM 1.   Security and Issuer
          -------------------

          The Schedule 13D initially filed on June 12, 1997 relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Rio Hotel & Casino, Inc., a Nevada corporation (the "Issuer"), as amended by Amendment No. 1, dated August 28,1997, as amended by Amendment No. 2, dated February 23 ,1998, is hereby amended by this Amendment No. 3 to the
Schedule 13D to report an increase in the Reporting Person's beneficial ownership of Common Stock outstanding, and additionally as follows:

ITEM 2.   Identify and Background
          -----------------------

          Item 2(a), (b), (c)

          Item 2 is hereby supplemented by the following:

               Mr. Chilton, as sole shareholder and president of Chilton, exercises voting control and dispositive power over the securities reported herein as being held by Chilton.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 is hereby supplemented by the following:

               As of the date hereof, the Reporting Person is deemed to beneficially own 1,802,889 shares of Common Stock. All the shares of Common Stock purchased since the last filing on Schedule 13D were made through open market transactions at an aggregate purchase price of $9,012,572.90. The funds for the purchase of shares of Common Stock have come funds of (i) the holders of the Managed Accounts, (ii) the contributions of partners of the limited partnerships for which the Reporting Person serves as general partner, and (iii) the contributions of shareholders of funds for which the Reporting Person serves as investment advisor.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5(a) is hereby supplemented by the addition of the following:

               (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 1,802,889 shares of Common Stock, constituting 8.4% of the outstanding shares of Common Stock (based upon 21,453,360 shares issued and outstanding as of October 31, 1997 according to publicly available filings of the Issuer).

          Item 5(c) is hereby supplemented by the addition of the following:

               (c) Since the filing on Schedule 13D, dated August 28, 1997, through February 23, 1998, the purchases and sales of Common Stock by the Reporting Person have resulted in a net increase of 400,289 shares of Common Stock. The number of shares and the price per share for all transactions effected by the Reporting Person since the date of the last filing are as follows:

                            No of Shares
         Trade Date       Acquired/(Sold)       Price Per Share
         ----------       ---------------       ---------------
          09/05/97               2,500                19.17
          10/02/97               1,000                20.56
          10/06/97              15,000                21.82
          10/08/97               6,000                21.68
          10/13/97              12,800                22.72
          10/14/97              75,000                23.87
          11/26/97              50,000                21.02
          12/02/97             (16,270)               20.97
          12/02/97              16,270                21.03
          12/05/97              10,000                21.15
          12/08/97                 324               $21.44
          01/16/98             100,000               $23.06
          01/16/98             200,000               $23.94
          02/05/98             (30,100)              $27.22
          02/06/98             (30,000)              $26.96
          02/10/98             (12,235)              $26.95

All such transactions were open market transactions effected on the New York Stock Exchange. No other transactions were effected by the Reporting Person during such period.


                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 23, 1998

                                        RICHARD L. CHILTON, JR.



                                        By: /s/ Richard L. Chilton, Jr.
                                           -------------------------------